UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 1
TAYSHA GENE THERAPIES, INC.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
877619106
(CUSIP Number)
September 22, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[ x ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 877619106
(1)  Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)
The University of Texas/Texas A&M Investment Management Company 74-2765082
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  N/A
(b)  N/A
(3)  SEC Use Only
(4)  Citizenship or Place of Organization
Texas
Numbers of Shares Beneficially Owned by Each Reporting Person With (5)  Sole Voting Power
0
 (6)  Shared Voting Power
1,156,255
 (7)  Sole Dispositive Power
0
 (8)  Shared Dispositive Power
1,156,255
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
1,156,255
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]
Not applicable.
(11)  Percent of Class Represented by Amount in Row (9)
3.01%
(12)  Type of Reporting Person (See Instructions)
IA

CUSIP No. 877619106
(1)  Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)
The Board of Regents of the University of Texas System 74-6000203
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  N/A
(b)  N/A
(3)  SEC Use Only
(4)  Citizenship or Place of Organization
Texas
Numbers of Shares Beneficially Owned by Each Reporting Person With (5)  Sole Voting Power
0
 (6)  Shared Voting Power
1,156,255
 (7)  Sole Dispositive Power
0
 (8)  Shared Dispositive Power
1,156,255
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
1,156,255
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]
Not applicable.
(11)  Percent of Class Represented by Amount in Row (9)
3.01%
(12)  Type of Reporting Person (See Instructions)
OO

Explanatory Note:
This Amendment No. 1 (this Amendment) amends the statement on Schedule 13G originally filed on February 16, 2021 by the Reporting Persons.   Since that date, the Reporting Persons have effected certain transactions, which resulted in the Reporting Persons ceasing to beneficially own more than five percent of the outstanding shares of Common Stock of the Issuer based on the number of outstanding shares of Common Stock reported on the Issuers Form 10-Q for the quarter ended June 30, 2021 and filed on August 16, 2021.   As a result, this Amendment is being filed to disclose the Reporting Persons beneficial ownership as of the filing date of this Amendment and that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.
Item 1.
(a) Name of Issuer
Taysha Gene Therapies, Inc.
(b) Address of Issuers Principal Executive Offices
2280 Inwood Road
Dallas, TX 75235
Item 2.
(a) Name of Person Filing
(i) The University of Texas/Texas A&M Investment Management Company
(ii) The Board of Regents of the University of Texas System
The shares of Taysha Gene Therapies, Inc. common stock, $0.00001 par value per share, reported on this Schedule 13G/A (the Shares) were issued to The Board of Regents of the University of Texas System (the Regents) pursuant to a Research, Collaboration & License Agreement between the Issuer and the Regents, on behalf of The University of Texas Southwestern (the License Agreement) dated prior to the Issuers Initial Public Offering. Pursuant to an Investment Management Services Agreement with the Regents, The University of Texas/Texas A&M Investment Management Company (UTIMCO), an institutional investment advisor, holds the Shares on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such Shares on behalf of the Regents.
This Schedule 13G/A is filed on behalf of each of these persons. Included in this Schedule 13G/A as Exhibit 1 is the agreement between UTIMCO and the Regents to file this Schedule 13G/A on behalf of each of them.
(b) Address of Principal Business Office or, if none, Residence
(i) 210 West 7th St., Suite 1700, Austin, TX 78701
(ii) 210 West 7th St., Suite 1700, Austin, TX 78701
(c) Citizenship
(i) Texas
(ii) Texas
(d) Title of Class of Securities
Taysha Gene Therapies, Inc. common stock $0.00001 par value per share
(e) CUSIP Number
877619106
Item 3.
Not Applicable.
Item 4.
The shares were issued to the Regents as consideration for the licensing of certain technology to the Issuer pursuant to the License Agreement. Pursuant to an Investment Management Services Agreement with the Regents, UTIMCO holds the shares on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such shares on behalf of the Regents. Accordingly, the Regents and UTIMCO share beneficial ownership of the shares as set forth below:
(a) Amount beneficially owned:

1,156,255

(b) Percent of class:

3.01%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
1,156,255
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
1,156,255
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10.   Certification.
Not applicable.

Exhibits:
Exhibit 1:  Joint Filing Agreement, dated as of February 2, 2021, by and between each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 16, 2021).
 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
The University of Texas/Texas A&M Investment Management Company

Date:  September 23, 2021 By:
  Name: Joan Moeller
                     Chief Operating Officer

The Board of Regents of the University of Texas System
By: The University of Texas/Texas A&M Investment Management Company, as investment advisor to The Board of Regents of the University of Texas System

Date:  September 23, 2021 By:
  Name: Joan Moeller
                           Chief Operating Officer